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                                                      COMMISSION FILE NUMBER
                                                               0-76112
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                                                            CUSIP NUMBER
                                                             670019-108
                                                   -----------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form N-SAR


For Period Ended: May 31, 2000

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Full Name of Registrant:

Novex Systems International, Inc.
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Former Name if Applicable:

Stratford Acquisition Corporation
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Address of Principal Executive Office (Street and Number):

16 Cherry Street, Clifton, NJ 07014
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City, State and Zip Code


PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |_|   | (a)  The reasons described in reasonable detail in Part III of this
        |      form could not be eliminated without unreasonable effort or
        |      expense;
        |
  |X|   | (b)  The subject annual report, semi-annual report, transition report
        |      on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion
        |      thereof, will be filed on or before the fifteenth calendar day
        |      following the prescribed due date; or the subject quarterly
        |      report or transition report on Form 10-Q, or portion thereof will
        |      be filed on or before the fifth calendar day following the
        |      prescribed due date; and
        |
  |_|   | (c)  The accountant's statement or other exhibit required by Rule
        |      12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The principal cause of our failure to timely file our Annual Report on Form 10-K for the period ended May 31, 2000 is that the person responsible for preparing the report and related financial statements has also been responsible for undertaking all steps necessary to complete the Registrant's Registration Statement filed on July 17, 2000 and to conduct all negotiations and draft all documentation relating to the Registrant's acquisition on July 31, 2000 of The Sta-Dri Company. As a result of these disruptions, additional time is required to compile and present the unaudited financial statements to the Registrant's auditors and we will be unable to complete the preparation of the Annual Report on Form 10-K in time for the August 29 deadline without unreasonable effort or expense.


                                                                 SEC 1344 (6/94)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Daniel W. Dowe    President         973                   777-2307
     ---------------------------------------------------------------------------
          (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


================================================================================


                                      Novex Systems International, Inc.
                                 --------------------------------------------
                                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 8/29/00                                  By /s/ Daniel W. Dowe
                                              ---------------------------------
                                              President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------- ATTENTION ----------------------------------
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(102196DTI)